Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated

Financial Statements

For the three month periods ended

November 30, 2015 and 2014

NOTICE TO READER

Tanzanian Royalty Exploration Corporation’s independent auditors have not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of interim financial statements by an entity’s auditor.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Tanzanian Royalty Exploration Corporation, are the responsibility of the management and Board of Directors of the Company.

The unaudited interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting of International Financial Reporting Standards using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“James E. Sinclair”	“Marco Guidi”
James E. Sinclair	Marco Guidi
Chief Executive Officer	Chief Financial Officer

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Financial Position (Expressed in Canadian Dollars)
As at	November 30, 2015	August 31, 2015

Assets
Current Assets
Cash and cash equivalents (Note 15)	$ 269,156	$ 767,826
Other receivables (Note 11)	241,986	216,172
Inventory (Note 14)	555,790	487,575
Prepaid and other assets (Note 12)	45,709	80,843
	1,112,641	1,552,416
Property, plant and equipment (Note 4)	3,285,770	3,406,252
Mineral properties and deferred exploration (Note 3)	48,562,281	48,150,191
	$ 52,960,692	$ 53,108,859

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Note 13)	$ 3,882,195	$ 3,683,129
Leases payable (Note 4)	371,617	496,559
Gold bullion loans (Note 21)	1,488,681	1,205,981
Derivative in gold bullion loans (Note 21)	917,000	851,000
	6,659,493	6,236,669
Warrant liability (Note 5)	111,000	120,000
Gold bullion loans (Note 21)	328,566	-
Asset Retirement Obligation (Note 19)	685,957	680,000
	7,785,016	7,036,669
Shareholders’ equity
Share capital (Note 5)	120,699,984	120,532,634
Share based payment reserve (Note 7)	1,147,905	1,048,757
Warrants reserve (Note 6)	941,037	941,037
Accumulated deficit	(79,069,055)	(77,970,955)
Equity attributable to owners of the Company	43,719,871	44,551,473
Non-controlling interests (Note 22, 3(a), 3(f))	1,455,805	1,520,717
Total shareholders’ equity	45,175,676	46,072,190
	$ 52,960,692	$ 53,108,859

  Nature of operations and Going Concern (Note 1)

  Segmented information (Note 16)

  Commitments (Notes 3 and 17)

  Events after the reporting period (Note 23)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss (Expressed in Canadian Dollars)
Three month periods ended November 30,	2015	2014
Administrative expenses
Depreciation (Note 4)	$ 120,482	$ 58,742
Consulting	105,727	31,082
Directors’ fees (Note 8)	92,384	79,274
Office and general	75,370	78,027
Shareholder information	29,989	99,396
Professional fees	74,757	151,673
Salaries and benefits	219,485	292,026
Share based payments (Note 5)	118,090	176,802
Travel and accommodation	12,655	25,478
	(848,939)	(992,500)
Other income (expenses)
Foreign exchange gain (loss)	(48,209)	6,310
Interest, net	(7,616)	13,355
Interest accretion (Note 18 and 21)	(270,070)	-
Accretion on asset retirement obligation (Note 19)	(5,957)	-
Finance costs (Note 22)	(54,144)	-
Exploration costs	(160,817)	(53,208)
Change in value of derivative liability (Note 18)	293,000	-
Interest on leases (Note 4)	(27,904)	-
Change in value of warrant liability (Note 5)	9,000	-
Write off of mineral properties and deferred exploration costs (Note 3)	-	(201,358)
Withholding tax recoveries (costs)	(41,356)	-
Net loss and comprehensive loss	$ (1,163,012)	$ (1,227,401)

Loss and comprehensive loss for the period attributable to:
Owners of the Company	(1,098,100)	(1,178,085)
Non-controlling interests	(64,912)	(49,316)
	$ (1,163,012)	$ (1,227,401)

Loss per share
– basic and diluted	$ (0.01)	$ (0.01)
Weighted average # of shares outstanding
– basic and diluted	107,987,162	101,327,957

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

 (Expressed in Canadian Dollars)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)
Three month periods ended November 30,	2015	2014

Operations
Net loss	$ (1,163,012)	$ (1,227,401)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation	120,482	58,742
Change in value of warrant liability	(9,000)	-
Change in value of derivative liability	(293,000)	-
Write-off of mineral properties	-	201,358
Share based payments	118,090	176,802
Accretion on asset retirement obligation	5,957	-
Interest accretion	270,070	-
Foreign exchange	46,545	-
Shares issued for payment of interest on bullion loans	46,850	-
Cash interest paid	(27,904)	-
Cash interest received	-	15,058
Non cash directors’ fees	55,028	33,374
Net change in non-cash operating working capital items:
Other receivables	(25,814)	(45,246)
Inventory	(68,215)	13,872
Prepaid expenses	35,134	38,778
Trade, other payables and accrued liabilities	126,667	458,291
Cash used in operations	(762,122)	(276,372)
Investing
Mineral properties and exploration expenditures	(293,161)	(332,684)
Property, plant and equipment, net of repayments	-	(400,305)
Cash used in investing activities	(293,161)	(732,989)
Financing
Deferred transaction costs	-	(95,936)
Repayment of leases	(97,038)	-
Proceeds from gold bullion loan	653,651	-
Cash provided by (used in) financing activities	556,613	(95,936)
Net decrease in cash and cash equivalents	(498,670)	(1,105,297)
Cash and cash equivalents, beginning of period	767,826	1,829,661
Cash and cash equivalents, end of period	$ 269,156	$ 724,364

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)

Supplementary information:	2015	2014
Non-cash transactions:
Share based payments capitalized to mineral properties	$ 45,475	$ 11,217
Shares issued pursuant to RSU plan	120,500	9,990

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

1.

Nature of Operations and Going Concern

The Company is in the process of exploring and evaluating its mineral properties.  The business of exploring and mining for minerals involves a high degree of risk.  The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

The amounts shown as mineral properties and deferred expenditures represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

At November 30, 2015 the Company had a working capital deficiency of $5,546,852 (August 31, 2015 – $4,684,253 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $79,069,055 (August 31, 2015 – $77,970,955) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at November 30, 2015, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. These unaudited interim condensed consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim condensed consolidated financial statements.

2.

Basis of Preparation

2.1

Statement of compliance

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name was changed to “Tan Range Exploration Corporation” on August 13, 1991.  The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” (“TREC” or the “Company”) on February 28, 2006.  The address of the Company’s registered office is 40 King Street West, Suite 4400, Toronto, Ontario M5H 3Y4 Canada.  The Company’s principal business activity is in the exploration and development of mineral property interests.  The Company’s mineral properties are located in United Republic of Tanzania. The unaudited interim condensed consolidated financial statements of the Company as at and for the three month periods ended November 30, 2015 and 2014 comprise of the Company and its subsidiaries (together referred to as the “Company” or “Group”).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

2.

Basis of Preparation (continued)

2.1

Statement of compliance (continued)

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These unaudited interim condensed consolidated financial statements were approved and authorized by the Board of Directors of the Company on January 14, 2016.

2.2

Basis of presentation

These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s August 31, 2015 annual financial statements.

2.3

Adoption of new and revised standards and interpretations

New standards and interpretations to be adopted in future

At the date of authorization of these Financial Statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods and which the Company has not early adopted these standards, amendments and interpretations.  However, the Company is currently assessing what impact the application of these standards or amendments will have on the consolidated financial statements of the Company.

•

IFRS 9 Financial Instruments. IFRS 9 covers the classification and measurement, impairment and hedge accounting of financial assets and   financial liabilities and the effective date is for annual periods on or after January 1, 2018, with earlier application permitted. The Company is still assessing the impact of adopting IFRS 9.  Amendments to IFRS 9 also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9.  Instead, additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments.

•

IFRS 15 Revenue from Contracts with Customers.  In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 specifies how and when to recognize revenue as well as requires entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory for all IFRS reporters and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied in an entity’s first annual IFRS financial statements for periods beginning on or after January 1, 2018. Application of the standard is mandatory and early adoption is permitted. The Company has not yet determined the impact of the amendments on the Company’s financial statements.

•

In December 2014, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) to improve the effectiveness of presentation and disclosure in financial reports with the objective of reducing immaterial note disclosure. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company has not yet determined the impact of the amendments on the Company’s financial statements.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

2.

Basis of Preparation (continued)

2.3

Adoption of new and revised standards and interpretations (continued)

New standards and interpretations to be adopted in future (continued)

•

IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets – The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data on either the gross or net carrying amount. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. The Company is in the process of assessing the impact of IAS 16 and IAS 38 on its consolidated financial statements. The policy will become effective for annual periods starting after, or on January 1, 2016.

•

Amendments to IFRS 11 Joint Arrangements - The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not re-measured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company is in the process of assessing the impact of these amendments on its consolidated financial statements.

3.

Mineral Properties

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 (Tanzania) for a period of up to four years, and are renewable two times for a period of up to two years each.  Annual rental fees for prospecting licenses are based on the total area of the license measured in square kilometres, multiplied by USD$100/sq.km for the initial period, USD$150/sq.km for the first renewal and USD$200/sq.km for the second renewal.  With each renewal at least 50% of the licensed area, if greater than 20 square kilometres, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion.  There is also an initial one-time “preparation fee” of USD$500 per license.  Upon renewal, there is a renewal fee of USD$300 per license.

Section 30 of the Mining Act states that the amount that is to be spent on prospecting operations is to be prescribed by Regulation.

Period	Minimum expenditure (US$)
Initial period (4 years)	$500 per sq km for annum
First renewal (3 years)	$1,000 per sq km for annum
Second renewal (2 years)	$2,000 per sq km for annum

Certain of the Company’s prospecting licenses are currently being renewed.

The Company assessed the carrying value of mineral properties and deferred exploration costs as at November 30, 2015 and recorded a write-down of $nil during the three month period ended November 30, 2015 (2014 - $201,358).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

3.

Mineral Properties (continued)

The continuity of expenditures on mineral properties is as follows:

Buckreef (a)	Kigosi (b)	Itetemia (c)	Luhala (d)	Lunguya (e)	Total
Balance, September 1, 2014	**$ 20,167,669**	**$ 14,091,520**	**$ 6,014,621**	**$ 3,394,390**	**$ 3,384,268**	**$ 47,052,468**
Exploration expenditures:						
Camp, field supplies and travel	444,640	32,780	-	-	-	477,420
License fees and exploration and field overhead	809,279	223,506	8,571	6,824	11,353	1,059,533
Geological consulting and field wages	44,940	-	-	-	-	44,940
Geophysical and geochemical	277,818	5,581	-	-	-	283,399
Property acquisition costs	-	-	57,246	-	-	57,246
Trenching and drilling	734,817	-	-	-	-	734,817
Asset retirement obligation (Note 21)	674,211	-	-	-	-	674,211
Recoveries	-	-	-	-	-	-
	2,985,705	261,867	65,817	6,824	11,353	3,331,566
	23,153,374	14,353,387	6,080,438	3,401,214	3,395,621	50,384,034
Write-offs	-	(2,144,993)	-	(47,152)	(41,698)	(2,233,843)
Balance, August 31, 2015	**$ 23,153,374**	**$ 12,208,394**	**$ 6,080,438**	**$ 3,354,062**	**$ 3,353,923**	**$ 48,150,191**
Exploration expenditures:						
Camp, field supplies and travel	79,621	7,732	-	-	-	87,353
License fees and exploration and field overhead	242,409	42,766	(1,903)	(1,385)	-	281,887
Geological consulting and field wages	-	-	-	-	-	-
Geophysical and geochemical	42,850	-	-	-	-	42,850
Property acquisition costs	-	-	-	-	-	-
Trenching and drilling	-	-	-	-	-	-
Asset retirement obligation (Note 21)	-	-	-	-	-	-
Recoveries	-	-	-	-	-	-
	364,880	50,498	(1,903)	(1,385)	-	412,090
	23,518,254	12,258,892	6,078,535	3,352,677	3,353,923	48,562,281
Write-offs	-	-	-	-	-	-
Balance, November 30, 2015	**$ 23,518,254**	**$ 12,258,892**	**$ 6,078,535**	**$ 3,352,677**	**$ 3,353,923**	**$ 48,562,281**

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

3.

Mineral Properties (continued)

(a)

Buckreef Gold Project:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the Buckreef Project).  Pursuant to the terms of the heads of agreement dated December 16, 2010, the Company paid USD $3,000,000 to State Mining Company (“Stamico”) in consideration of the transaction.  On October 25, 2011, a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project.  Through its wholly-owned subsidiary, Tanzam, the Company holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Company has 100% control over all aspects of the joint venture company. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditure, make all decisions and operate the mine in the future. The Company’s obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. Stamico’s involvement is to contribute the licences and rights to the property and receive a 45% interest in Buckreef Gold Company Limited.

The joint venture agreement contains an obligation clause regarding the commissioning date for the plant. The clause becomes effective only in the event the property is not brought into production before a specified future date which was originally estimated to be in December 2015.  The Company shall be entitled to extend the date for one additional year:

i)

for the extension year, on payment to Stamico of US$500,000;

ii)

for the second extension year, on payment to Stamico of US$625,000; and

iii)

for each subsequent extension year, on payment to Stamico of US$750,000.

The Company has received a request letter from Stamico regarding the status of the penalty payment and has responded that no penalty is due at this time.  The Company has received a subsequent letter from Stamico regarding request for payment.  It remains the Company’s position that no penalty is due at this time, but the Company has proposed to Stamico that the parties commence settlement discussions to resolve this issue.

The Company has recognized a non-controlling interest (NCI) in respect of Stamico’s 45% interest on the Consolidated Financial Statements based on the initial payment by the Company to Stamico and will be adjusted based on annual exploration and related expenditures. Stamico has a free carried interest and does not contribute to exploration expenses.

There is supervisory board made up of 4 directors of Tanzam and 3 directors of Stamico, whom are updated with periodic reports and review major decisions. Amounts paid to Stamico and subsequent expenditure on the property are capitalized under Mineral Properties or Inventories for cots directly related to the extraction and processing of ore and reported under Buckreef Gold Company Limited.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

3.

Mineral Properties (continued)

(b)

Kigosi:

The Kigosi Project is principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses.  The Company has an agreement with Stamico providing Stamico a 15% carried interest in the Kigosi Project.

The Kigosi Mining License was granted by the Ministry of Energy and Minerals to Tanzam, (wholly owned subsidiary of Tanzanian Royalty).    The official signing ceremony of the Kigosi Mining License was held in October 2013 and was attended by Company and Ministry for Energy and Minerals representatives.  The area remains subject to a Game Reserve Declaration Order.  Upon repeal or amendment of that order by DeGazzeting the respective license by the Tanzanian Government, the Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence.

During the three month period ended November 30, 2015, the Company abandoned certain licenses in the area which were previously written off, as such, no write off was taken for these licenses related to the property (year ended August 31, 2015 - $2,144,993 write off).

(c)

Itetemia Project:

Through prospecting and mining option agreements, the Company has options to acquire interests in several ltetemia property prospecting licenses.  The prospecting licenses comprising the Itetemia property are held by the Company; through the Company's subsidiaries, Tancan or Tanzam.  In the case of one prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement dated July 12, 1994, as amended June 18, 2001, July 2005, and October 13, 2008.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting license by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for USD$1,000,000.

The Company is required to pay Stamico an annual option fee of USD$25,000 per annum until commercial production.

During the three month period ended November 30, 2015, the Company did not abandon any licenses in the area and no write off was taken in this area (year ended August 31, 2015 - $nil) related to deferred exploration costs associated with licenses the Company does not intend to renew.

(d)

Luhala Project:

The Company has selected a consultant to prepare the resource report for the Luhala Project in anticipation of filing for a Mining License for development of the site. Once funds are available the contract to engage the Consultant to carry out the work will be initiated.

During the three month period ended November 30, 2015, the Company did not abandon any licenses in the area and no write off was taken in this area (year ended August 31, 2015 - $47,152).

(e)

Lunguya:

During the three month period ended November 30, 2015, the Company did not abandon any licenses in the area and no write off was taken in this area (year ended August 31, 2015 - $41,698).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

3.

Mineral Properties (continued)

(f)

Kabanga:

The Kabanga Project is located in northwestern (“NW”) Tanzania, south of Lake Victoria and near the Burundi border within the Mesoproterozoic Karagwe-Ankolean sequence within the Kibaran Fold Belt of NW Tanzania.

The Company is engaged in the exploration and development of the Kagera Nickel project, adjacent to the Barrick/Xstrata Kabanga Nickel Project within the Kabanga-Musongati mafic-ultramafic belt, which contains nickel sulphide ores at Kabanga deposit and reef-type concentrations at Musongati.

During the three month period ended November 30, 2015, the Company did not abandon any licenses in the area and no write off was taken (year ended August 31, 2015 - $nil) for all previously deferred expenditures.  Although the Company will continue to explore opportunities to maximise shareholder value and closely follow development of the adjacent Barrick/ Xstrata Nickel Project, the Company has decided to reallocate cash resources to other projects with near term returns.

Northwestern Basemetals Company Limited, a new company 75% owned by the Company, 15% owned by Stamico and 10% owned by Songshan Mining Company was formed to explore the Kabanga nickel, cobalt and platinum group metals belt in Tanzania.  Stamico has a carried interest on the Company and Songshan has a carried interest.

(g)

Buziba-Busalwo

On February 24, 2014, the Company and Allied Gold Corp. (“AGC”) of United Arab Emirates announced it had signed a letter of intent to develop a commercially producing mine in the area known as Buziba-Busolwa in Tanzania, in a stand-alone development that will encompass the Buziba site within the Company’s Buckreef Gold Project.

Buckreef Gold Company Limited (“BGCL”), a project subsidiary of the Company owned 55% by the Company and 45% by Stamico, signed a letter of intent with ARL Gold Tanzania Limited (“ARL”), a subsidiary of AGC, to conclude a Definitive Joint Venture Agreement in connection with a joint venture to be created for the development of a producing gold mine at Buziba- Busolwa.

The Company’s BGCL joint venture with Stamico will hold a 40% interest in the Buziba-Busolwa Project, with AGC holding the remaining 60%.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

4.

Property, plant and equipment

	Drilling equipment	Automotive	Computer Equipment	Machinery and equipment	Leasehold improvements	Heap leach pads	Construction-in-progress *	Total
Cost
As at September 1, 2014	$ 464,487	$ 302,640	$ 112,312	$ 1,844,110	$ 100,328	$ -	$ 2,082,640	$ 4,906,517
Additions	-	-	1,751	-	-	-	666,254	668,005
Transfer of assets in use	-	-	-	-	-	1,496,078	(1,496,078)	-
Disposals	-	-	(18,733)	-	-	-	-	(18,733)
As at August 31, 2015	$ 464,487	$ 302,640	$ 95,330	$ 1,844,110	$ 100,328	$ 1,496,078	$ 1,252,816	$ 5,555,789
Additions	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-
As at November 30, 2015	$ 464,487	$ 302,640	$ 95,330	$ 1,844,110	$ 100,328	$ 1,496,078	$ 1,252,816	$ 5,555,789

Accumulated depreciation
As at September 1, 2014	$ 262,085	$ 234,273	$ 83,595	$ 1,153,737	$ 46,966	$ -	$ -	$ 1,780,656
Depreciation expense	13,493	17,228	15,052	181,268	10,673	146,994	-	384,708
Disposals	-	-	(15,827)	-	-	-	-	(15,827)
As at August 31, 2015	$ 275,578	$ 251,501	$ 82,820	$ 1,335,005	$ 57,639	$ 146,994	$ -	$ 2,149,537
Depreciation expense	3,149	3,016	2,387	32,730	2,653	76,547	-	120,482
Disposals	-	-	-	-	-	-	-	-
As at November 30, 2015	$ 278,727	$ 254,517	$ 85,207	$ 1,367,735	$ 60,292	$ 223,541	$ -	$ 2,270,019
Net book value
As at September 1, 2014	$ 202,402	$ 68,367	$ 28,717	$ 690,373	$ 53,362	$ -	$ 2,082,640	$ 3,125,861
As at August 31, 2015	$ 188,909	$ 51,139	$ 12,510	$ 509,105	$ 42,689	$ 1,349,084	$ 1,252,816	$ 3,406,252
As at November 30, 2015	$ 185,760	$ 48,123	$ 10,123	$ 476,375	$ 40,036	$ 1,272,537	$ 1,252,816	$ 3,285,770

* Construction in progress represents construction of the Company’s heap leach pads and processing plant.  During the year ended August 31, 2015, construction of the heap leach pads was completed and the heap leach pads began being amortized as they came into operation.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

4.

Property, plant and equipment (continued)

Sale-leaseback transaction

During the year ended August 31, 2015, the Company sold automotive and mining equipment for proceeds of $577,505 to various officers and directors. Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$46,904. Based on the terms of the agreements, the Company has classified and is accounting for the leases as finance leases. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly. The effective interest rate on the finance lease obligations outstanding is between 20% and 30%. The gain on sale of $250,108 has been deferred and is being recognized on a straight-line basis over the lease term as a reduction in amortization expense. The total deferred gain has been presented as a reduction of the finance asset. Under the lease, the Company is responsible for the costs of utilities, insurance, taxes and maintenance expenses.

As at November 30, 2015, the balance outstanding under capital lease obligations is $371,617 (August 31, 2015 - $496,559) and is repayable within 1 year based on the monthly payments as described above.  As such, the capital lease obligation is classified as a current liability.

Interest expense for the three month period ended November 30, 2015 related to the leases amounted to $27,904 (2014 - $nil), and is recorded in the statement of comprehensive loss.

5.

Capital Stock

Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.  On November 23, 2011, the Board resolved that the Company authorize for issuance up to a maximum of 115,000,000 common shares, subject to further resolutions of the Company’s board of directors.

	Number	Amount ($) ($)
Balance at September 1, 2014	101,325,880	$ 117,153,440
Issued pursuant to Restricted Share Unit Plan	174,608	729,778
Finders fees on convertible senior note financing	400,000	264,000
Shares issued on amendment of convertible senior note financing	500,000	250,000
Finders fees on gold bullion loan	442,548	177,019
Redemption of convertible senior notes	5,010,518	1,958,397
Balance at August 31, 2015	107,853,554	$ 120,532,634
Issued pursuant to Restricted Share Unit Plan	50,000	120,500
Shares issued for interest on gold loans	111,547	46,850
Balance at November 30, 2015	108,015,101	$ 120,699,984

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

5.

Capital Stock (continued)

Activity during the three month period ended November 30, 2015:

During the three month period ended November 30, 2015, 50,000 shares were issued pursuant to the Company’s Restricted Share Unit Plan at an average price of $2.41 for total issued value of $120,500.

On September 22, 2015, the Company issued 111,547 common shares at a price of $0.42 per share for total issued value of $46,850 for payment of interest in connection with the gold bullion loans (see Note 21 for details).

Activity during the year ended August 31, 2015:

During the year ended August 31, 2015, 174,608 shares were issued pursuant to the Company’s Restricted Share Unit Plan at an average price of $4.18 for total issued value of $729,778.

On December 29, 2014, the Company issued 400,000 common shares at a price of $0.66 per share for total issued value of $264,000 to an arm’s length third party for payment of finders fees in connection with the convertible senior note financing (see Note 18).

On March 23, 2015, the Company issued 500,000 common shares at a price of $0.50 per share for total issued value of $250,000 as consideration in connection with the amendment to the previously completed convertible senior note financing (see Note 18 for details).

On August 25, 2015, the Company issued 442,548 common shares at a price of $0.40 per share for total issued value of $177,019 to an arm’s length third party for payment of finders fees in connection with the gold bullion loan (see Note 21 for details).

During the year ended August 31, 2015, pursuant to the mandatory redemption option held by the lender under the convertible senior note financing as described in Note 18, the lender redeemed total convertible senior notes in the amount $1,784,356 which resulted in the issuance of 5,010,518 shares at an average price of $0.39 for total value of $1,958,397.  The redemption resulted in a loss on redemption of convertible senior notes of $174,041 for the year ended August 31, 2015 (August 31, 2014 - $nil).

Warrant issuances:

Activity during the three month period ended November 30, 2015:

There were no warrant issuances during the three month period ended November 30, 2015.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

5.

Capital Stock (continued)

Activity during the year ended August 31, 2015:

On December 9, 2014 the Company issued 982,143 share purchase warrants in connection with its convertible senior note financing (see Note 18).  Each warrant entitles the holder to acquire a common share at a price of US$0.98.  These warrants expire on December 9, 2019.

The warrants have a fair value of $444,000 on issuance, which was estimated using the Black-Scholes option pricing model and the following assumptions:

Risk-free interest rate	1.63%	Expected volatility	61%
Dividend yield	nil	Expected life	5 years

On December 29, 2014 the Company issued 400,000 share purchase warrants in connection with its convertible senior note financing (see Note 18).  Each warrant entitles the holder to acquire a common share at a price of US$0.98.  These warrants expire on December 29, 2016.

The warrants have a fair value of $71,000 on issuance, which was estimated using the Black-Scholes option pricing model and the following assumptions:

Risk-free interest rate	0.72%	Expected volatility	75%
Dividend yield	nil	Expected life	2 years

Warrants and Compensation Options outstanding:

At November 30, 2015, the following warrants and compensation options were outstanding:

	Number of Warrants	Exercise price	Expiry date
Convertible senior note financing - December 9, 2014	982,143*	USD$0.98	December 9, 2019
Convertible senior note financing – December 29, 2014	400,000	USD$0.98	December 29, 2016

Balance, November 30, 2015	1,382,143	-	-

* warrants classified under Warrant Liability

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

5.

Capital Stock (continued)

Warrant liability:

Foreign currency denominated warrants (not including compensation warrants), are considered a derivative as they are not indexed solely to the entity’s own stock.  The Company’s functional currency is the Canadian dollar as such the warrants whose exercise price is denominated in US dollars have been recorded under liabilities and carried at fair value as determined by the Black-Scholes option pricing model, with changes in fair values recorded as gains or losses in the statements of comprehensive loss.

The table below shows the activity for warrant liability for the three month period ended November 30, 2015 and year ended August 31, 2015:

Period/Year ended	November 30, 2015	August 31, 2015
Balance at beginning of period/year	$ 120,000	$ -
Warrants issued		444,000
Decrease in value of warrant liability	(9,000)	(324,000)
Balance at end of period/year	$ 111,000	$ 120,000

During the year ended August 31, 2015, 982,143 warrants were issued with a value on issuance of $444,000, that were classified as warrant liability.  Between the date of issuance and August 31, 2015, the value of these warrants decreased to $120,000.  The assumptions in valuing the warrant liability at August 31, 2015 include an expected volatility of 72%, a risk free interest rate of 1.54% and an expected life of 4.3 years.

During the three month period ended November 30, 2015, the value of these warrants decreased to $111,000.  The assumptions in valuing the warrant liability at November 30, 2015 include an expected volatility of 71%, a risk free interest rate of 1.64% and an expected life of 4.03 years.

The decrease in value of $9,000 during the three month period ended November 30, 2015 (2014 – $nil) resulted in a gain (2014 – no gain or loss) in the statement of comprehensive loss.

Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (ESOP) for all eligible employees, consultants, and directors.  The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 6 percent and 30 percent of the participants’ salaries.  All contributions vest immediately.

ESOP compensation expense for the three month period ended November 30, 2015 was $nil (2014 - $5,606) and is included in salaries and benefits expense.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

5.

Capital Stock (continued)

Restricted share units:

The Restricted Stock Unit Plan (RSU Plan) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company.  To this end, the RSU Plan provides for the grant of restricted stock units (RSUs).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of September 29, 2015, the Board resolved to amend the suspension to 800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,700,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended. RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the award agreement.

The Board of Directors implemented the RSU Plan under which officers, directors, employees and others are compensated for their services to the Company.  Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  On April 11, 2012, the board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least one half, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2012 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

The Company uses the fair value method to recognize the obligation and compensation expense associated with the RSU’s. The fair value of RSU’s issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU the carrying amount is recorded as an increase in common share capital and a reduction in the share based payment reserve.

The Company has a RSU Plan which allows the Company to issue RSU’s which are redeemable for the issue of common shares at prevailing market prices on the date of the RSU grant. The aggregate number of RSU’s outstanding is limited to a maximum of ten percent of the outstanding common shares. The Company has granted RSU’s to officers and key employees.

Of the 1,700,000 shares authorized for issuance under the Plan, 1,418,862 (August 31, 2015 - 1,368,862) shares have been issued as at November 30, 2015.

Total share-based compensation expense related to the issue of RSUs was $219,648 for the three month period ended November 30, 2015 (2014 - $244,371).  The amount capitalized to mineral properties for the three month period ended November 30, 2015 was $45,475 (2014 - $11,217).  The amount charged to directors fees for the three month period ended November 30, 2015 was $55,028 (2014 - $33,374).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

5.

Capital Stock (continued)

The following table summarizes changes in the number of RSU’s outstanding:

Number of RSU’s		Weighted average fair value at issue date
Balance, August 31, 2014	783,031	$ 3.23
Granted	1,160,280	$ 0.56
Redeemed for common shares	(174,608)	$ 4.18
Forfeited	(121,481)	$ 2.92
Balance, August 31, 2015	1,647,222	$ 1.27
Granted	75,000	$ 0.41
Redeemed for common shares	(50,000)	$ 2.41
Forfeited	-	-
Balance, November 30, 2015	1,672,222	$ 1.21

6.

Reserve for warrants

Period/Year ended	November 30, 2015	August 31, 2015
Balance at beginning of period/year	$ 941,037	$ 870,037
Warrants issued on convertible senior note financing (Note 18)	-	71,000
Balance at end of period/year	$ 941,037	$ 941,037

7.

Reserve for share based payments

Period/Year ended	November 30, 2015	August 31, 2015
Balance at beginning of period/year	$ 1,048,757	$ 935,060
Shares issued pursuant to RSU plan	(120,500)	(729,778)
Share based compensation	219,648	965,494
RSU shares forfeited	-	(122,019)
Balance at end of period/year	$ 1,147,905	$ 1,048,757

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

8.

Related party transactions and key management compensation

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a)

Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Three month ended November 30,	Notes	2015	2014
Legal services	(i)	$10,363	$94,550
Rent	(ii)	$7,471	$6,306
Rent	(iii)	$nil	$5,516
Consulting	(iv)	$39,318	$34,040
Consulting	(v)	$nil	$nil

(i)

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the three month period ended November 30, 2015, the legal expense charged by the firm was $10,363 (2014 - $94,550).  As at November 30, 2015, $327,766 remains payable (August 31, 2015 - $315,994).

(ii)

During the three month period ended November 30, 2015, $7,471 (2014 - $6,306) was paid to a company associated with the Company’s Chairman and COO and his spouse for office rental.

(iii)

During the three month period ended November 30, 2015, $nil (2014 - $5,516) was paid to a company associated with the Company’s former CFO for office rental.  This office rental lease was cancelled effective November 1, 2014.

(iv)

During the three month period ended November 30, 2015, $39,318 (2014 - $34,040) was paid for heap leach construction consulting and website/data back-up services to companies controlled by individuals associated with the CEO.

(v)

During the three month period ended November 30, 2015, $nil (2014 - $nil) was paid for grade control drilling and other consulting services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

As at November 30, 2015, the Company has a receivable of $7,142 (August 31, 2015 - $nil) from an organization associated with the Company’s President and CEO.

As at November 30, 2015, the Company has a receivable of $5,541 (August 31, 2015 - $5,541) from the former general manager of the Company for amounts advanced on his behalf.

During the year ended August 31, 2015, the Company sold automotive and mining equipment in the amount of $243,805 to directors of the Company and $333,700 to the Company’s CEO for total proceeds of $577,505 as described in Note 4.  Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$46,904. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly.  The effective interest rate on the capital lease obligation outstanding is between 20% and 30%.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

8.

 Related party transactions and key management compensation (continued)

As at November 30, 2015, the balance outstanding under capital lease obligations is $371,617 (August 31, 2015 - $496,559) and is repayable within 1 year based on the monthly payments as described above.  As such, the capital lease obligation is classified as a current liability.

(b)

Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Three months ended November 30,	2015		2014
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 80,406	$ 62,541	$ 101,555	$ 134,548
Directors	37,356	55,028	45,900	33,374
Total	$ 117,762	$ 117,569	$ 147,455	$ 167,922

    (1)   Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

     (2)   Compensation shares may carry restrictive legends.

     (3)   All RSU share based compensation is based on the accounting expense recorded in the year.

As at November 30, 2015, included in trade and other payables is $126,000 (August 31, 2015 - $133,000) due to these key management personnel with no specific terms of repayment.

9.

Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration activities, to obtain corporate and administrative functions necessary to support organizational functioning, to obtain sufficient funding to further the identification and development of precious metals deposits, and to develop and construct low cost heap leach gold production mines.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the three month period ended November 30, 2015. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at November 30, 2015 totaled $43,719,871 (August 31, 2015 - $44,551,473).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

9.

Management of Capital (continued)

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure.  Funds are primarily secured through equity capital raised by way of private placements, however, debt and other financing alternatives may be utilized as well.  There can be no assurance that the Company will be able to continue raising equity capital in this manner.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short term guarantee deposits, all held with major Canadian financial institutions and Canadian treasury deposits.

10.

Financial Instruments

Fair Value of Financial Instruments

The Company designated warrant and derivative liabilities as FVTPL.  Fair value of the warrant liabilities and is categorized as Level 3 measurement as it is calculated based on unobservable market inputs.   Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables, leases payable and gold bullion loans are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties.  The Company has not recorded an impairment or allowance for credit risk as at November 30, 2015, or August 31, 2015.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The bullion loan carries a fixed rate of interest.  The Company’s future interest income is exposed to changes in short-term rates.  As at November 30, 2015, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $3,000 (2014 - $7,000).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

10.

Financial Instruments (continued)

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at November 30, 2015, the Company had current assets of $1,112,641 (August 31, 2015 - $1,552,416) and current liabilities of $6,659,493 (August 31, 2015 - $6,236,669). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital deficiency of the Company is $5,546,852 (August 31, 2015 - $4,684,253 working capital deficiency).  The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At November 30, 2015, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at November 30, 2015 and August 31, 2015.

11.

Other receivables

The Company’s other receivables arise from two main sources: receivables due from related parties and harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	November 30, 2015	August 31, 2015

Receivable from related parties	$ 26,243	$ 20,062
HST and VAT Receivable	199,349	184,058
Other	16,394	12,052
Total Trade and Other Receivables	$ 241,986	$ 216,172

Below is an aged analysis of the Company’s other receivables:

	November 30, 2015	August 31, 2015

Less than 1 month	$ 7,473	$ 4,497
1 to 3 months	22,805	26,940
Over 3 months	211,708	184,735
Total Other Receivables	$ 241,986	$ 216,172

At November 30, 2015, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 10.

The Company holds no collateral for any receivable amounts outstanding as at November 30, 2015.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

12.

Prepaid and other assets

	November 30, 2015	August 31, 2015

Insurance	$ 23,106	$ 42,201
Listing fees	8,809	29,575
Other	13,794	9,067
Total prepaid expenses	$ 45,709	$ 80,843

13.

Trade, other payables and accrued liabilities

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and payroll liabilities.  The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade, other payables and accrued liabilities:

	November 30, 2015	August 31, 2015

Less than 1 month	$ 611,026	$ 396,238
1 to 3 months	329,527	905,141
Over 3 months	2,941,642	2,381,750
Total Trade, Other Payables and Accrued Liabilities	$ 3,882,195	$ 3,683,129

14.

Inventory

Inventory consists of stockpiled ore, chemicals to be used in the gold leaching process and fuel to be consumed during the course of exploration development and operations.  Cost represents the delivered price of the item.  The following is a breakdown of items in inventory:

	November 30, 2015	August 31, 2015

Stockpiled ore and work in progress	$ 549,365	$ 480,363
Chemicals	5,906	5,890
Fuel	519	1,322
Total Inventory	$ 555,790	$ 487,575

15.

Cash and cash equivalents

As at November 30, 2015, cash and cash equivalents total $269,156 (August 31, 2015 - $767,826), consisting of cash on deposit with banks in general minimum interest bearing accounts.  There were no cash equivalents as at November 30, 2015 or August 31, 2015.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

16.

Segmented information

Operating Segments

At November 30, 2015 the Company’s operations comprise a single reporting operating segment engaged in mineral exploration in Tanzania.  The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

• that engages in business activities from which it may earn revenues and incur expenses;

• whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

• for which discrete financial information is available.

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. Information concerning TREC’s geographic locations is as follows:

	Three month period ended November 30, 2015	Three month period ended November 30, 2014
Consolidated net income (loss)
Canada	$ (606,495)	$ (667,052)
Tanzania	(556,517)	(560,349)
	$ (1,163,012)	$ (1,227,401)
	As at November 30, 2015	As at August 31, 2015
Identifiable assets
Canada	$ 292,203	$ 883,267
Tanzania	52,668,489	52,225,592
	$ 52,960,692	$ 53,108,859
Non-current assets
Canada	$ 12,747	$ 13,350
Tanzania	51,835,304	51,543,093
	$ 51,848,051	$ 51,556,443

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

17.

Commitments

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $29,928 as at November 30, 2015 (August 31, 2015 - $27,199) for premises in fiscal 2016.

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid its annual license fees since October 2014 with exception of Buckreef mining licenses. As at November 30, 2015 an accrual of $420,656 (August 31, 2015 - $463,390) has been recorded relating to unpaid license fees. Note that these licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and The Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is around $61,645 (August 31, 2015 - $75,000). The Company has recorded an accrual for all valid and active mining licenses.

18.

Convertible senior note

Initial issuance:

On December 29, 2014, the Company closed out of escrow the issuance of US$10,000,000 in convertible senior notes to an institutional lender. The facility may be increased to US$15,000,000, subject to financial criteria.

The notes were issued at an 8% discount, with an initial funding amount of US$9,200,000.  The notes are convertible at the option of the lender at a price of US$0.98.  The notes bear interest at 8% per annum, payable monthly.   The lender may opt to receive interest in common shares in lieu of cash at US$0.98 per share ..  The notes mature in 24 months and are prepayable in full (if the prepayment amount is funded by new debt) or in part (if the prepayment amount is funded by equity) at the option of the Company after 6 months at a price equal to 107% of the principal being repaid .. The lender may redeem 7.5% of principal monthly commencing in March, 2015 payable in cash or shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price) , subject to certain conditions, including that the volume-weighted average trading price (“VWAP”) of the common shares exceeds US$0.60 per share on the payment date and on each of the 20 trading days immediately preceding such date, and that an SEC registration statement is effective for resale of the common shares issuable under the notes ..

The initial closing drawdown was US$1,766,588. Subsequent drawdowns may be made based on meeting certain financial conditions, including the Company achieving net free cash flow of at least US$1,050,000 over a quarterly period ..  As at February 28, 2015, the Company had not achieved the financial conditions, as such, the cash held in escrow is restricted and unavailable to the Company for use.  As at February 28, 2015, the Company repaid USD$750,000.

On closing, 982,143 warrants were issued to the lender which are exercisable for 5 years at the conversion price of US$0.98.  Any warrants issued to the lender in the future will be exercisable at 115% of the 5-day VWAP of the common shares on the 5 trading days immediately preceding the date of issue.

The Company incurred $435,174 in direct expenditures relating to securing this financing.  In addition, 400,000 shares and 400,000 warrants were issued as finders fees (Note 5).  The 400,000 warrants are exercisable for 2 years at the conversion price of US$0.98.These costs have been recorded as transaction costs against the convertible senior notes to be amortized over the life of the notes.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

18.

Convertible senior note (continued)

Amendment to initial issuance:

On March 25, 2015, the Company amended the terms of its convertible senior note financing, the first drawdown under which successfully closed on December 29, 2014.

The outstanding principal at the time of the amendment was US$9,250,000 representing the original USD$10,000,000 less the payment made as part of the lenders “mandatory redemption option”. The previously escrowed funds were returned to the lender.  Under the amended financing, there is no escrow of funds and the outstanding principal amount of the notes was reduced to US$1,450,000. Interest at 8% per annum is calculated on the reduced principal amount only, effective from March 1, 2015. A maximum of US$300,000 in cash will be repayable in April, 2015, pursuant once again to the lender’s "mandatory redemption option."

The reduced amount of outstanding notes remain convertible at the option of the lender at 115% of the 5-day volume-weighted average trading price on the NYSE MKT of the Company's common shares as at December 9, 2014 (being US0.98). The terms of the 982,143 share purchase warrants issued to the lender on closing are unchanged; they remain exercisable for 5 years at the conversion price, and the lender may also opt to receive interest in common shares in lieu of cash at that price. The notes mature in 24 months and are prepayable at the option of the Company 6 months after the original closing. The lender may resume mandatory redemptions of up to US$750,000 monthly commencing in May, 2015 payable in cash or, subject to registration and certain financial criteria, shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price).

The lender will be entitled to advance up to an additional US$4,000,000 to the Company in exchange for 8% discount notes subject to the same maturity and repayment terms (and entitlement to share purchase warrants) as currently apply, with a conversion price of US$0.98, subject to downward adjustment to $0.50, from and after September 30, 2015, under certain market conditions. In consideration of the amendments agreed to, the lender will receive 500,000 common shares of the Company.

The loss on amendment is presented net of gains on the conversion option occurring up to the time of amendment.

The balance of the convertible senior note is as follows:

August 31, 2015 and November 30, 2015
Note issued at face value ($10,000,000 USD)	$ 11,626,808
Discount on convertible note ($800,000 USD)	(930,145)
Conversion component of convertible note ($2,934,000 USD)	(3,359,000)
Transaction costs relating to convertible note – shares	(264,000)
Warrants issued to debenture holders	(443,000)
Transaction costs relating to convertible note – broker warrants	(72,000)
Transaction costs relating to convertible note – cash	(435,174)
Amortization of bond discount and transaction costs	540,980
Repayments – cash ($750,000 USD)	(933,825)
Reduction of conversion component on repayment	252,000
Foreign exchange	282,731
Balance, prior to amendment	$ 6,265,375
Reduction in notes on amendment	(4,521,501)
Redemption of convertible notes	(1,784,356)
Foreign exchange	40,482
Balance, August 31, 2015 and November 30, 2015	$ -

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

18.

Convertible senior note (continued)

Derivative in convertible senior notes:

The conversion option is considered an embedded derivative as it is denominated in USD whereas the Company’s functional currency is the Canadian dollar. The feature is classified as a current liability on the statement of financial position and is carried at fair value as determined by the Black-Scholes option pricing model, with changes in fair value recorded as gains or losses in the statement of comprehensive loss.

The assumptions in valuing the embedded derivative on issuance at December 9, 2014 include an expected volatility of 74%, a risk free interest rate of 0.72% and an expected life of 2 years resulting in a fair value on issuance of $3,359,000.  As at August 31, 2015, the derivative in the convertible note was valued at $nil (August 31, 2014 - $nil), as the balance of the convertible notes was converted into shares.

Interest expense related to the Debentures amounted to $172,700 (2014 - $nil), as at August 31, 2015 and is recorded as finance charge in the statement of comprehensive loss. Accretion expense during the year ended August 31, 2015 totaled $540,980 (2014 - $nil).  All interest payments have been paid as of August 31, 2015.

During the year ended August 31, 2015, the lender redeemed $1,784,356 of convertible senior notes which were paid in shares, which resulted in the issuance of 5,010,518 common shares with a fair value of $1,958,397.  The resulting loss on redemption of convertible senior notes of $174,041 (2014 - $nil) is reflected as a loss for the year ended August 31, 2015.

19.

Asset Retirement Obligation

The Company's asset retirement obligation relates to the cost of removing and restoring of the Buckreef Project in Tanzania.  Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.  This estimate depends on the development of environmentally acceptable mine closure plan.

A reconciliation for asset retirement obligations is as follows:
	November 30, 2015	August 31, 2015
Balance, beginning of period/year	$ 680,000	$ -
Asset retirement obligation addition – initial recognition	-	329,000
Accretion expense	5,957	5,789
Asset retirement obligation addition – additional estimate	-	345,211
Balance, end of the period/year	$ 685,957	$ 680,000

The mine closure provision liability is based upon the following estimates and assumptions:

a)

Total undiscounted amount of future retirement costs was estimated to be USD $794,000.

b)

Risk-free rate at 3.5%.

c)

Expected timing of cash outflows required to settle the obligation is for the full amount to be paid in 2020.

d)

Inflation over the period from is estimated to be 1.75% per annum.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

20.

Non-Controlling Interest

The changes to the non-controlling interest for the three month period ended November 30, 2015 and year ended August 31, 2015 are as follows:

Period/Year ended	November 30, 2015	August 31, 2015
Balance at beginning of period/year	$ 1,520,717	$ 1,641,108
Non-controlling interest’s 45% share of Buckreef’s comprehensive income (loss)	(76,099)	(104,477)
Non-controlling interest’s 25% share of NWBM’s comprehensive income (loss)	11,187	(15,914)
Balance at end of period/year	$ 1,455,805	$ 1,520,717

The following is summarized financial information for Buckreef:

	November 30, 2015	August 31, 2015
Current assets	$ 703,785	$ 625,676
Long term assets	18,640,382	18,573,638
Current liabilities	(25,591)	(20,842)
Advances from parent	(20,720,836)	(20,411,623)

Net loss for the period/year	(169,109)	(232,172)

The following is summarized financial information for NWBM:

	November 30, 2015	August 31, 2015
Current assets	$ -	$ -
Long term assets	-	-
Current liabilities	(8,748)	(8,225)
Advances from parent	(1,449,374)	(1,494,646)

Net income (loss) for the period/year	44,750	(63,653)

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

21.

Gold Bullion Loans

Activity during the year ended August 31, 2015:

On July 8, 2015, the Company closed US $1,530,000 gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender.  If the bullion loans are paid back by bullion, the valuation date for such bullion will be the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.27658 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.27658 per share. There is no prepayment penalty.

An 8% finder’s fee was paid through the issuance of 442,548 common shares at a price of $0.40 per share with a value of $177,019.

Activity during the three month period ended November 30, 2015:

On October 19, 2015, the Company closed US $500,000 in gold loans.

Under the terms of the loan agreements, the gold loans are for a period of three year, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form.  If the bullion loans are paid back by bullion, the valuation date for such bullion will the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.308 per share.  Interest is payable quarterly, either in cash or in shares at a price of US$0.308 per share. There is no prepayment penalty.

The balance of the gold bullion loans is as follows:

	November 30, 2015	August 31, 2015
Balance at beginning of period/year	$ 1,205,981	$ -
Proceeds from gold loans in gold bullion	653,651	2,013,021
Less: derivative in gold bullion loans	(359,000)	(851,000)
Less: transaction costs	-	(177,019)
Interest accrued	54,144	23,825
Issuance of shares for interest payment	(46,850)	-
Interest accretion	270,070	197,154
Foreign exchange	39,251	-
Balance at end of period/year	$ 1,817,247	$ 1,205,981

During the year ended August 31, 2015, the Company recognized a loss on sale of the gold bullion received under the gold bullion loans as a result of the decline in the price of gold between the date the gold bullion was received and the date the gold bullion was sold for cash.  A loss of $184,810 (2014 - $nil) is reflected as a loss for the year ended August 31, 2015.  There was no gain or loss from the sale of bullion during the three month period ended November 30, 2015.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2015 and 2014

21.

Gold Bullion Loans (continued)

Derivative in gold bullion loans:

The conversion option in the gold bullion loans is considered an embedded derivative. The feature is classified as a current liability on the statement of financial position and is carried at fair value as determined by the Black-Scholes option pricing model, with changes in fair value recorded as gains or losses in the statement of comprehensive loss.

The assumptions in valuing the embedded derivative on issuance on October 19, 2015 include an expected volatility of 77%, a risk free interest rate of 0.89% and an expected life of 3 years resulting in a fair value of $359,000 on October 19, 2015.

The assumptions in valuing the embedded derivative as at November 30, 2015 include an expected volatility ranging between 66% - 82%, (August 31, 2015 – 97%) a risk free interest rate ranging between 0.42% - 1.24% (August 31, 2015 – 0.44%) and an expected life ranging between 0.75 years to 2.8 years (August 31, 2015 –1 year)  resulting in a fair value of $917,000 as at August 31, 2015 (August 31, 2015 - $851,000).

The decrease in value of $293,000 during the three month period ended November 30, 2015 (2014 – $nil) resulted in a gain (2014 – no gain or loss) in the statement of comprehensive loss.

Interest expense related to the gold bullion loan amounted to $54,144 (2014 - $nil), for the three month period ended November 30, 2015 and is recorded as finance charge in the statement of comprehensive loss. Accretion expense during the three month period ended November 30, 2015 totaled $270,070 (2014 - $nil).

22.

Finance costs

Finance costs comprises of the following:

November 30, 2015		November 30, 2014

Interest on Gold Bullion Loans (Note 21)	$ 54,144	$ -
	$ 54,144	$ -

23.

Events after the reporting period

Subsequent to November 30, 2015, the Company closed US $500,000 in gold loans.

Under the terms of the loan agreements, the gold loans are for a period of three year, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form.  If the bullion loans are paid back by bullion, the valuation date for such bullion will be the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.308 per share.  Interest is payable quarterly, either in cash or in shares at a price of US$0.308 per share. There is no prepayment penalty.